FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December, 2011

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒        Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                     .

Results of Operations and Financial Condition.

On December 12, 2011, Euro Tech Holdings Company Limited (the “Company”), announced its interim results for the six months ended June 30, 2011.  A copy of the press release is annexed as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

(d)	Exhibits.

99.1 Press Release, dated December 12, 2011, issued by Euro Tech Holdings Company Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

January 5, 2012	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer